UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of July, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo - SABESP

(Translation of Registrant’s name into English)

Rua Costa Carvalho, 300

05429-900 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes [_] No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes [_] No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [_] No [X]

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SABESP ANNOUNCES THE PRICING OF THE PUBLIC OFFERING OF ITS SHARES

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP (“Company” or “Sabesp”) (B3: SBSP3; NYSE: SBS) informs its shareholders and the market that, further to its Form 6-K furnished to the U.S. Securities and Exchange Commission (“SEC”) on June 21, 2024, it has priced the public offering of 191,713,044 common shares (“Shares”), including in the form of 1,789,502 American Depositary Shares (“ADSs”), evidenced by American Depositary Receipts, on July 18, 2024 (“Global Offering”). Each ADS represents one Share.

The Global Offering consists of an international public offering and placement of Shares, including in the form of ADSs, outside Brazil, including in the United States, registered with the SEC under the U.S. Securities Act of 1933, as amended (the “International Offering”) and a concurrent public offering of Shares in Brazil. The International Offering is being conducted pursuant to a registration statement on Form F-3 filed with the SEC on June 21, 2024, which automatically became effective upon filing, and a preliminary prospectus supplement filed on June 21, 2024 (the “Prospectus Supplement”). The registration statement on Form F-3 and the Prospectus Supplement, including documents incorporated therein by reference, may be accessed through the SEC’s website at www.sec.gov. The Global Offering consists solely of the distribution of Shares owned by the State of São Paulo (the “Selling Shareholder”), as indicated in the Prospectus Supplement.

The Brazilian underwriting agreement contains an overallotment option representing up to 15.0% of the Shares offered in the Global Offering (up to an additional 28,756,956 Shares). There is no overallotment option in connection with the offering of ADSs.

The price per Share to the public was set at R$67.00. The price per Share in the form of ADSs was set at U.S.$12.14 per ADS (including an ADS issuance fee of U.S.$0.05 per ADS). The price per Share in the form of ADSs corresponds to the price per Share translated into U.S. dollars, based on the selling exchange rate for U.S. dollars (PTAX) as published by the Central Bank of Brazil on July 18, 2024.

We expect to deliver the ADSs through the facilities of The Depository Trust Company against payment in New York, New York on or about July 22, 2024. Delivery of the Shares will be made in Brazil through the book-entry facilities of the B3 Central Depository (Central Depositária da B3) and is expected to occur on or about July 22, 2024.

Equatorial Participações e Investimentos IV S.A., a subsidiary of Equatorial Energia S.A., was selected by the Selling Shareholder to be the reference investor in the Global Offering (the “Reference Investor”) and, in this connection, has agreed to purchase 102,526,480 Shares from the Selling Shareholder in a priority allocation of the Global Offering, representing 53.5% of the Shares offered in the Global Offering (not considering the overallotment option). On July 18, 2024, the Reference Investor entered into the Investment Agreement, Lock-Up and Other Covenants (Acordo de Investimento, Lock-up e Outras Avenças) (substantially in the form incorporated by reference in the Form 6-K furnished to the SEC by the Company on June 28, 2024) with the Selling Shareholder.

Banco BTG Pactual S.A. — Cayman Branch, BofA Securities, Citigroup Global Markets Inc., UBS Securities LLC, Itau BBA USA Securities, Inc., Banco Bradesco BBI S.A., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Santander US Capital Markets LLC and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. are serving as international underwriters with respect to the International Offering of ADSs.

BTG Pactual US Capital, LLC, BofA Securities, Citigroup Global Markets Inc., UBS Securities LLC, Itau BBA USA Securities, Inc., Bradesco Securities, Inc., Goldman Sachs & Co. LLC, J.P. Morgan Securities LLC, Morgan Stanley & Co. LLC, Safra Securities LLC, Santander US Capital Markets LLC and XP Investments US, LLC are acting as international placement agents with respect to the International Offering of Shares (not in the form of ADSs) sold outside Brazil on behalf of the Brazilian underwriters.

BTG Pactual Investment Banking Ltda., Bank of America Merrill Lynch Banco Múltiplo S.A., Citigroup Global Markets Brasil CCTVM S.A., UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Itaú BBA Assessoria Financeira S.A., Banco Bradesco BBI S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco J.P. Morgan S.A., Banco Morgan Stanley S.A., Banco Safra S.A., Banco Santander (Brasil) S.A. and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A., are acting as Brazilian underwriters with respect to the Brazilian Offering.

You should read the registration statement (including the Prospectus Supplement) and other documents filed with the SEC for more complete information about the Company, the Selling Shareholder and the Global Offering. Please refer to our annual report on Form 20-F as of and for the year ended December 31, 2023 filed with the SEC, as well as any further updates in our current reports on Form 6-K, which may be amended, supplemented or superseded, from time to time, by other reports that we file with the SEC. You may access these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the registration statement (including the Prospectus Supplement) may be obtained by contacting: (i) Banco BTG Pactual S.A. – Cayman Branch, Address: Harbour Place, 5th Floor 103 South Church Street, PO Box 1353GT Grand Cayman, Cayman Islands KYI-1108; E-mail: ol-btgpactual-prospectusdepartment@btgpactual.com; (ii) BofA Securities, Inc., Address: NC1-022-02-25, 201 North Tryon Street, Charlotte, NC 28255-0001; (iii) Citigroup Global Markets Inc., Address: 388 Greenwich Street, New York, New York 10013; (iv) UBS Securities LLC, Address: 1285 Avenue of the Americas, New York, New York 10019; and (v) Itau BBA USA Securities, Inc., Address: 540 Madison Avenue, 24th Floor, New York, New York 10022.

This communication is for informative purposes only and is neither an offer to sell nor a solicitation of an offer to buy the Shares described herein, nor shall there be any sale of the Shares in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

São Paulo, July 18, 2024.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report in the Form of 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

By:	/s/ Andre Gustavo Salcedo Teixeira Mendes
	Name:	Andre Gustavo Salcedo Teixeira Mendes
	Title:	Chief Executive Officer

By:	/s/ Catia Cristina Teixeira Pereira
	Name:	Catia Cristina Teixeira Pereira
	Title:	Chief Financial Officer and Investor Relations Officer

July 18, 2024